SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE TO
                               (RULE 14d-100)
         TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                   OF THE SECURITIES EXCHANGE ACT OF 1934
                    (AMENDMENT NO. 3 (FINAL AMENDMENT))


                             PREMIUMWEAR, INC.
                         (Name of Subject Company)


                     NEW ENGLAND BUSINESS SERVICE, INC.
                             PENGUIN SUB, INC.
                     (Name of filing persons, Offerors)


                   COMMON STOCK, PAR VALUE $.01 PER SHARE
                       (Title of Class of Securities)

                                 740909106
                   (CUSIP Number of Class of Securities)

                               CRAIG BARROWS
                                 SECRETARY
                     NEW ENGLAND BUSINESS SERVICE, INC.
                              500 MAIN STREET
                        GROTON, MASSACHUSETTS 01471
                               (978) 448-6111
        (Name, Address and Telephone Number of Person Authorized to
          Receive Notices and Communications on Behalf of Bidders)

                                  COPY TO:

                             DAVID T. BREWSTER
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                             ONE BEACON STREET
                              BOSTON, MA 02108
                         TELEPHONE: (617) 573-4800
                         FACSIMILE: (617) 573-4822





                         CALCULATION OF FILING FEE

=============================================================================
             Transaction Valuation*               Amount of Filing Fee
             ---------------------                --------------------
                  $39,828,510                             $7,966
=============================================================================

* Estimated for purposes of calculating the amount of the filing fee only. The filing fee calculation assumes the purchase of all 2,567,485 outstanding shares of PremiumWear, Inc. at a purchase price of $13.50 per share. The transaction value also includes the offer price of $13.50 per share multiplied by the number of outstanding options, which is 382,775. The amount of the filing fee, calculated in accordance with rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of this transaction.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

 Amount previously paid: $7,966          Filing party: New England Business
                                                       Service, Inc. and
                                                       Penguin Sub, Inc.
 Form or Registration No.: Schedule TO   Date filed: June 9, 2000

| | Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
   |X|  third-party tender offer subject to Rule 14d-1.
   |_|  issuer tender offer subject to Rule 13e-4.
   |_|  going-private transaction subject to Rule 13e-3.
   |_|  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: |X|


      This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed on June 9, 2000, as amended by Amendment No. 1 filed on June 27, 2000, and Amendment No. 2 filed on July 10, 2000, by Penguin Sub, Inc. a Delaware corporation ("Purchaser") and a wholly owned subsidiary of New England Business Service, Inc., a Delaware corporation ("Parent"), relating to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share, including the associated rights to purchase preferred stock (collectively, the "Shares"), of PremiumWear, Inc., a Delaware corporation ("PremiumWear"), at $13.50 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 9, 2000 (the "Offer to Purchase"), a copy of which is attached as Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter of Transmittal, a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO (which, as they may be amended or supplemented from time to time, together constitute the "Offer"). The Offer was made pursuant to an Agreement and Plan of Merger, dated as of May 26, 2000, by and among Parent, Purchaser and PremiumWear, Inc. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Schedule TO.

ITEMS 1 THROUGH 9 AND 11.

      Items 1 through 9 and 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

      The offering period for the Offer expired at 5:00 p.m., New York City Time, on Wednesday, July 12, 2000. Based on preliminary information provided by the Depositary, a total of 2,373,290 Shares, including guaranteed deliveries, have been validly tendered and not withdrawn pursuant to the Offer, representing approximately 92% of the total issued and outstanding Shares.

      On July 13, 2000, Parent issued the press release filed as Exhibit
(a)(1)(K). The information set forth in the press release is incorporated by reference herein.


ITEM 12.  EXHIBITS.

      Item 12 is hereby amended and supplemented by adding the following exhibit thereto:

(a)(1)(K) Press Release issued by New England Business Service, Inc., dated July 13, 2000.



                                 SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                  NEW ENGLAND BUSINESS SERVICE, INC.


                                  By:  /s/ Robert J. Murray
                                     ----------------------------------------
                                  Name:  Robert J. Murray
                                  Title: Chairman and Chief Executive Officer


                                  PENGUIN SUB, INC.


                                  By:  /s/  Robert J. Murray
                                     ----------------------------------------
                                  Name:  Robert J. Murray
                                  Title: President




                             INDEX TO EXHIBITS

EXHIBIT
NUMBER       DESCRIPTION OF EXHIBIT
-------      ----------------------

(a)(1)(K) Press Release issued by New England Business Service, Inc., dated July 10, 2000.